Praxair, Inc. and Subsidiaries
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                                                                   EXHIBIT 12.01


                      PRAXAIR, INC. AND SUBSIDIARIES
                    Ratio of Earnings to Fixed Charges
                   (Millions of dollars, except ratios)


                                               Years Ended December 31,
                                          1999   1998   1997   1996   1995
                                          ----   ----   ----   ----   ----
EARNINGS
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Income of consolidated companies
 before provision for income taxes        $627   $596   $622   $452   $432
Capitalized interest                       (30)   (36)   (32)   (25)    (9)
Depreciation of capitalized interest         9      7      7      9      8
Dividends from less than 50%-owned
 companies carried at equity                 1      2      1      1      1
Praxair share of income (loss) before
 provision for income taxes of
 50%-owned companies carried at equity       5      1      3     16     15
Total earnings, net of fixed charges      $612   $570   $601   $453   $447

FIXED CHARGES
-------------

Interest on long-term
 and short-term debt                      $204   $260   $216   $195   $116
Capitalized interest                        30     36     32     25      9
Rental expenses representative of an
 interest factor                            22     23     23     23     10
Praxair share of fixed charges of
 50%-owned companies carried at equity       2      2      1      3      4
Total fixed charges                       $258   $321   $272   $246   $139

Total adjusted earnings available for
 payment of fixed charges                 $870   $891   $873   $699   $586

Preferred stock dividend requirements     $  8   $  8   $  8   $  8      -

RATIO OF EARNINGS TO FIXED CHARGES         3.4    2.8    3.2    2.8    4.2

RATIO OF EARNINGS TO FIXED CHARGES
 AND PREFERRED STOCK DIVIDENDS             3.3    2.7    3.1    2.7    4.2